Following the close of business on February 2, 2018,
the Center Coast Brookfield MLP Focus Fund (the "Fund")
acquired all of the assets, subject to liabilities, of
the Center Coast MLP Focus Fund, a series of Investment
Managers Series Trust (the "Predecessor Fund"), through
a tax-free reorganization (the "Reorganization").  The
Board of Trustees of the Predecessor Fund approved the
Reorganization at a meeting held on June 14, 2017, subject
to the approval of the Predecessor Fund's shareholders.
On January 23, 2018, shareholders of the Predecessor Fund
approved the Reorganization.  The Fund is a newly created
series of Brookfield Investment Funds, which has the same
investment objective and substantially similar investment
strategies and policies as the Predecessor Fund.  As a
result of the Reorganization, shareholders of the
Predecessor Fund's Class A and Class C Shares received
Class A and Class C Shares of the Fund, respectively,
and shareholders of the Predecessor Fund's Institutional
Class Shares received Class Y Shares of the Fund.
In addition, as a result of the Reorganization, the Fund's
Class A and Class C Shares adopted the Predecessor Fund's
Class A and Class C Shares' performance and accounting
history, and the Fund's Class Y Shares adopted the
Predecessor Fund's Institutional Class Shares' performance
and accounting history.